BANCROFT FUND LTD.

65 MADISON AVENUE

SUITE 550

MORRISTOWN, NJ  07960

September 10, 2012

Via EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Bancroft Fund Ltd.

(File No. 811-02151; CIK 0000009521)

Ladies and Gentlemen:

Bancroft Fund Ltd. (the “Fund”) is making the following responses to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) communicated to our legal counsel, Steven B. King, on August 14, 2012. The Staff’s comments are repeated below, with our responses immediately following each.

The Fund acknowledges that:

•

the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

1.

Comment: Are there any accrued amounts payable to trustees/directors in the “accrued expenses” of $36,391 on the Statement of Assets and Liabilities (page 10) in the annual report as of October 31, 2011?  If so:

a.   Report on the amount by EDGAR correspondence not later than September 15, 2012 and

b.   Report such amount separately in the Statement of Assets and Liabilities in the future.

Response: There were no accrued amounts payable to trustees in the accrued expenses in the report referred to above.

2.

Comment: What occasioned the filing of the amended Form N-CSR for the six months ended April 30, 2011?  Report the answer by EDGAR correspondence not later than September 15, 2012.

Response: There was a printer’s error in the coding on page 9 of our Form N-CSRS filed on July 8, 2011. The results of the error can be seen when viewing the filing online. Included in today’s correspondence is a JPG attachment which illustrates the error. The footnotes section on the right side of the page was partly illegible and required that an amendment be filed.

We believe that this information responds to your comments. If you have any additional questions or comments, please feel free to call me at (973) 631-1177.

Very truly yours,
Gary I. Levine

Executive Vice President and Chief Financial Officer

Enclosure

www.sec.gov/Archives/edgar/data/9521/000114544311000653/d28345.htm

Other Assets, Net of Liabilites - 2.8%		3,159,626
Total Net Assets - 100.0%	$	109,402,798

See accompanying notes to financial statements

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BANCROFT FUND LTD. 2011 SEMI-ANNUAL REPORT TO SHAREHOLDERS

Portfolio of Investments April 30, 2011 (continued)

(1) Security not registered under the Securities Act of 1933, as amended (the "Securities Act") (e.g., the security was purchased in a Rule 144A or a Regulation D transaction). The security may be resold only pursuant to an exemption from registration under the Securities Act, typically to qualified institutional buyers. The Fund generally has no rights to demand registration of such securities. The aggregate market value of these unregistered securities at April 30, 2011 was $14,271,601, which represented 13.0% of the Fund's net assets.

(2) Non-income producing security.

(3) Contingent payment debt instrument which accrues contingent interest. See Note 1(e).

(4) Security in default.

(5) Investment is valued at fair value as determined in good faith pursuant to procedures adopted by the Board of Trustees. It is possible that the estimated value may differ significantly from the amount that might ultimately be realized in the near term, and the difference could be material. The fair value of these securities amounted to $1,675,483 at April 30, 2011, which represented 1.5% of the Fund's net assets. See Note 1(c).

(6) Restricted securities include securities that have not been registered under the Securities Act and securities that are subject to restrictions on resale. The Fund may invest in restricted securities that are consistent with the Fund's investment objective and investment strategies. In some cases, the issuer of restricted securities has agreed to register such securities for resale at the issuer's expense either upon demand by the Fund or in connection with another registered offering of the securities. Investments in restricted securities are valued at fair value as determined in good faith in accordance with procedures adopted by the Board of Trustees. It is possible that the estimated value may differ significantly from the amount that might ultimately be realized in the near term, and the difference could be material. As of April 30, 2011, the Fund was invested in the following restricted security:

Amerivon Holdings LLC 4.00% preferred

(7) Mandatory Convertible Securities are required to be converted on the dates listed; they generally may be converted prior to these dates at the option of the holder. See Note 1(h).

Portfolio Ratings:

Where a security is rated by Standard & Poor's (S&P), such rating appears in parentheses next to such security (but without any applicable + or - that might apply).

Where a security is rated by S&P and at least one other rating agency and the Fund believes the ratings to be functionally equivalent to one another, the S&P rating appears in parentheses next to such security (but without any applicable + or - that might apply).

Where a security is rated by S&P and at least one other rating agency and the Fund believes the ratings not to be functionally equivalent to one another, the Fund puts in parentheses next to such security the S&P rating which it believes approximates the average of all such ratings (but without any applicable + or -that might apply).

Where a security is not rated by S&P, but is rated by at least one other ratings agency, the Fund puts in parentheses next to such security the S&P rating which it believes approximates the average of all such ratings (but without any applicable + or - that might apply). NR is used whenever a rating is unavailable.

Summary of Portfolio Ratings *

	% of Portfolio
AAA	1
AA	4
A	22
BBB	13
BB	19
B	12
CCC & below	4
Not Rated	25

* Excludes common stock and cash.

See accompanying notes to financial statements

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BANCROFT FUND LTD. 2011 SEMI-ANNUAL REPORT TO SHAREHOLDERS